SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT OF

REPUBLIC OF SOUTH AFRICA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2016

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Sachin Davé, Esq.

Allen & Overy LLP

One Bishops Square

London E1 6AD

United Kingdom

*         The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE

This amendment to the Annual Report on Form 18-K (the “Annual Report”) of the Republic of South Africa (the “Republic”) for the fiscal year ended March 31, 2016 consists of the following exhibits relating to the global bond offering of $1,000,000,000 aggregate principal amount of the Republic’s 4.850% Notes due 2027 and of $1,500,000,000 aggregate principal amount of the Republic’s 5.650% Notes due 2047:

Exhibit 1

Conformed copy of the Pricing Agreement, dated September 19, 2017, among the Republic of South Africa, Citigroup Global Markets Inc., Deutsche Bank AG, London Branch, HSBC Bank plc, Nedbank Ltd and Absa Bank Ltd

Exhibit 4.1	Form of 4.850% Note due 2027

Exhibit 4.2	Form of 5.650% Note due 2047

Exhibit 5.1	Opinion of Susan Masapu, the Acting Chief State Law Adviser of the Republic of South Africa

Exhibit 5.2	Opinion and consent of Allen & Overy LLP

Exhibit 24	Power of Attorney, dated September 15, 2017

Exhibit 99.1	Itemized list of estimated expenses incurred or borne by or for the account of the Republic of South Africa in connection with the sales of the Notes

This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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EXHIBIT INDEX

Exhibit	Description

1

Conformed copy of the Pricing Agreement, dated September 19, 2017, among the Republic of South Africa, Citigroup Global Markets Inc., Deutsche Bank AG, London Branch, HSBC Bank plc, Nedbank Ltd and Absa Bank Ltd

4.1	Form of 4.850% Note due 2027

4.2	Form of 5.650% Note due 2047

5.1	Opinion of Susan Masapu, the Acting Chief State Law Adviser of the Republic of South Africa

5.2	Opinion and consent of Allen & Overy LLP

24	Power of Attorney, dated September 15, 2017

99.1	Itemized list of estimated expenses incurred or borne by or for the account of the Republic of South Africa in connection with the sales of the Notes

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, the Republic of South Africa, has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Pretoria, South Africa, on September 27, 2017.

REPUBLIC OF SOUTH AFRICA

By:	/s/ Tshepiso Moahloli
Tshepiso Moahloli Chief Director, Liability Management National Treasury Republic of South Africa

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